SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                           PROXIM WIRELESS CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    744285107
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                                 (CUSIP Number)

                         Brean Murray Carret Group Inc.
                               40 West 57th Street
                                   20th Floor
                            New York, New York 10019
                                 (212) 231-3918

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 5, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _________                     13D                   Page 2 of 6 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Brean Murray Carret Group Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

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               7    SOLE VOTING POWER

                    1,201,501
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,201,501
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,201,501

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

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14   TYPE OF REPORTING PERSON*

     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. __________                       13D                Page 3 of 6 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Q Management Services (PTC) Ltd. as Trustee of the PQ II Trust and as Trustee of the PQ III Trust

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES           1,201,501
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,201,501
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,201,501

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. __________                       13D                Page 4 of 6 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Phyllis Quasha

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,201,501
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,201,501
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,201,501
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. _________                       13D                 Page 5 of 6 Pages


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Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Proxim Wireless Corporation (the "Company"). The Company has its principal executive offices at 1561 Buckeye Drive, Milpitas, California, 95035.

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Item 2.  Identity and Background.

     This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean"); Vicali Services
(BVI) Inc., a British Virgin Islands company ("Vicali"); Q Management Services
(PTC) Ltd., as Trustee of the PQ II Trust, a trust administered under the laws of the British Virgin Islands ("PQ II"); Q Management Services (PTC) Ltd., as Trustee of the PQ III Trust, a trust administered under the laws of the British Virgin Islands ("PQ III"); Q Management Services (PTC) Ltd., a British Virgin Islands company ("Q Management"); and Phyllis Quasha ("Quasha").

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

     Q Management, as Trustee of PQ II and as Trustee of PQ III, own all of the capital stock of Brean. Vicali is the sole director of Brean, and Susan Demers, a United States citizen ("Demers"), and Margaret Price Findlay, a citizen of Trinidad and Tobago ("Findlay"), are the directors of Brean. Each of PQ II and PQ III are revocable trusts. Q Management is the sole trustee of each of PQ II and PQ III. Vicali is the sole director of Q Management. Quasha, an Australian citizen, is the settlor of each of PQII and PQIII and, as such, is in a position, indirectly, to determine the investment and voting positions made by Brean.

     The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address                       Principal Business or Occupation

Brean Murray Carret Group Inc.                  Investment holding company
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

PQ II Trust                                     Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

PQ III Trust                                    Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

Q Management Services (PTC) Ltd.                Private trust company
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

Phyllis Quasha                                  Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.                      Company administration
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

Susan Demers                                    Attorney
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

Margaret Price Findlay                          Attorney
Tropic Isle Building
P.O. Box 3331 Road Town, Tortola
British Virgin Islands VG 1110

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 5(c) below, Brean Murray Carret Group Inc. acquired the 1,201,501 shares of Common Stock and financed the purchase through cash on hand.

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Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Person will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to their investment decision,including the availability of other investment opportunities, the Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Person will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Person may deem appropriate.

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Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 1,201,501 shares of Common Stock as of February 5, 2009, which was approximately 5.1% of the outstanding Common Stock on such date (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 23,519,000 shares of Common Stock outstanding as of October 31, 2008.

Name of Filing Person                    Number of Shares            Percent of
                                        Beneficially Owned           Outstanding

Brean Murray Carret Group Inc.               1,201,501                  5.1%

Q Management Services (PTC) Ltd.,            1,201,501                  5.1%
as Trustee of the PQ II Trust
and PQ III Trust

Phyllis Quasha                               1,201,501                  5.1%

     (b) Brean is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean. Because of their relationship to Brean as identified in Item 2 above, each of Q Management, as Trustee of PQ II, and Q Management, as Trustee of PQ III, Vicali, Demers, Findlay, Q Management and Quasha share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.

     (c) Brean is the general partner to Carret PT L.P. who is the record holder of the Common Stock; however, Carret PT has no beneficial ownership over such shares.

The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13D:

Reporting Person     Date      Buy/Sell     Number of Shares     Price Per Share

Brean Murray      Dec.17th       Buy           11,300 shares       $0.16
Brean Murray      Dec. 18th      Buy            5,700 shares       $0.16
Brean Murray      Dec. 19th      Buy           60,700 shares       $0.1584
Brean Murray      Dec. 22nd      Buy           31,100 shares       $0.16
Brean Murray      Dec. 23rd      Buy           44,611 shares       $0.16
Brean Murray      Dec. 24th      Buy           12,800 shares       $0.16
Brean Murray      Dec. 26th      Buy           18,100 shares       $0.16
Brean Murray      Dec. 29th      Buy            6,800 shares       $0.16
Brean Murray      Dec. 30th      Buy          101,363 shares       $0.158
Brean Murray      Dec. 31st      Buy           97,711 shares       $0.1549
Brean Murray      Jan. 29th      Buy           50,938 shares       $0.16
Brean Murray      Feb. 3rd       Buy           20,000 shares       $0.16
Brean Murray      Feb. 4th       Buy           20,000 shares       $0.16

All of the above transactions were reported in the name of Carret PT, who is the record holder of the Common Stock.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, neither the Reporting Person or any of the executive officers or directors of the Reporting Person, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.


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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009

BREAN MURRAY CARRET GROUP INC.
By: Vicali Services (BVI) Inc.
       Its Director

    By: /s/Susan Demers
        ------------------------
    Name: Susan Demers
    Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.                Q MANAGEMENT SERVICES (PTC) LTD.
AS TRUSTEE OF THE PQ II TRUST                   AS TRUSTEE OF THE PQ III TRUST

By: /s/Susan Demers                             By: /s/Susan Demers
    --------------------------                      ---------------------------
Name: Susan Demers                              Name: Susan Demers
Title: Director                                 Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.


By: /s/Susan Demers
    --------------------------
Name: Susan Demers
Title: Director


Phyllis Quasha

/s/ Phyllis Quasha
-------------------------------